SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

NOTICE TO SHAREHOLDERS

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 3330034676-7

PUBLICLY-HELD COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) wishes to announce that the minutes for the 185th Extraordinary General Meeting (“185th EGM”) regarding the incorporation of all shares issued by the following subsidiaries will be published on February 1, 2023 in the newspaper “Valor Econômico”: (i) Companhia Hidro Elétrica do São Francisco (“CHESF”); (ii) Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil (“CGT Eletrosul”); (iii) Furnas – Centrais Elétricas S.A. (“Furnas”); and (iv) Centrais Elétricas do Norte do Brasil S.A. (“Eletronorte” and, together with CHESF, CGT Eletrosul e Furnas, the “Subsidiaries” and “Incorporation of Shares”, respectively). As a result, under the terms of article 252, §1, and article 137 of Federal Law No. 6.404, of December 15, 1976, as amended (“the Brazilian Corporations Act”), Dissenting Shareholders (as defined below) shall be entitled to withdraw from the Company, pursuant to the terms, conditions and procedures described below (“Right of Withdrawal”):

Dissenting Shareholders and the Right of Withdrawal. Under the terms of article 252, §§ 1 and 2, and article 137 of the Brazilian Corporations Act, shareholders holding class “A” shares of preferred stock issued by the Company (“PNA Shares” and “Dissenting Shareholders”, respectively) may exercise the Right of Withdrawal. Reimbursement of the value of the shares held by the Dissenting Shareholders will only be ensured in relation to the shares that are demonstrated to have been held by the Dissenting Shareholder in question in an uninterrupted manner since December 5, 2022, the date on which notice of Eletrobras’ approval of the Management Proposal referring to the agenda for the 185th EGM was provided, up until the date of exercise of the Right of Withdrawal, under the terms of article 137, §1, of the Brazilian Corporations Act. The Right of Withdrawal may only be exercised with respect to all shares held by the Dissenting Shareholder since the date indicated above, therefore, partial exercise is not permitted.

For clarification purposes, the holders of shares of common stock and class "B" shares of preferred stock issued by the Company will not hold a right of withdrawal, since these shares present characteristics of liquidity and being widely held under the terms of paragraph II, article 137, of the Brazilian Corporations Act.

Right of Withdrawal in Subsidiaries. Additionally, and also for the purposes of clarification, the shareholders at Subsidiaries that rejected, abstained, were not present at the extraordinary general meeting of shareholders for the respective Subsidiary that deliberated upon the respective Incorporation of Shares or were not entitled to a vote (“Dissenting Shareholders at Subsidiaries”) may also exercise the right of withdrawal before the respective Subsidiary, in accordance with the notice to the shareholders of the respective Subsidiary that is to be disclosed on February 1, 2023. Manifestation of the desire to exercise the Right of Withdrawal on the part of the Subsidiaries’ Dissenting Shareholders must be exercised through contact by email sent to the contacts indicated below, including as subject of the email: “[Name of Investor] – “Right of Withdrawal”:

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

1.	CHESF

Accounting Department at Chesf

Att’n: Jose Henrique Mendes de Oliveira - Accounting Superintendent

Email: josehmo@chesf.com.br

Obligatorily with a copy to:

Department of Financial Statements and Investor Relations – Chesf's DFCD

Att’n: Maria Augusta da Silva – DFCD Manager

Email: mariaas@chesf.com.br

Superintendence of Investor Relations at Eletrobras

ombudsman-ri@eletrobras.com

2.	CGT Eletrosul

Accounting Department at CGT Eletrosul

Att’n: Sandro Rodrigues da Silva - Accounting and Tax Planning Manager

Email: srsilva@cgteletrosul.com.br

Obligatorily with a copy to:

Accounting Information Division at CGT Eletrosul

Att’n: Clailde Vanzella - Manager of the Accounting Information Division

Email: clailde.vanzella@cgteletrosul.com.br

Superintendence of Investor Relations at Eletrobras

ombudsman-ri@eletrobras.com

3.	Furnas

Bradesco

E-mail: dac.acecustodia@bradesco.com.br; e dac.escrituracao@bradesco.com.br

Obligatorily with a copy to:

Superintendence of Investor Relations at Eletrobras

ombudsman-ri@eletrobras.com

4.	Eletronorte

Accounting Department at Eletronorte

Att’n: Alexandre Lira da Rocha – Accounting Superintendent

Email: alexandre.rocha@eletronorte.com.br

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Obligatorily with a copy to:

Financial Statements Department of Eletronorte

Att’n: Bernardo Sales Araújo – Financial Statements Manager

Email: bernardo.araujo@eletronorte.com.br

Obligatorily with a copy to:

Superintendence of Investor Relations at Eletrobras

ombudsman-ri@eletrobras.com

Period for which Right of Withdrawal may be Exercised. The deadline for exercising the Right of Withdrawal is 30 days starting on the date of publication of the respective meeting minutes from the 185th EGM in the newspaper “Valor Econômico” (February 1, 2023), under the terms of art. 137, item IV of the Brazilian Corporations Act. Dissenting Shareholders may therefore exercise the Right of Withdrawal within the period beginning on February 1, 2023 and ending on March 2, 2023 (“Period for Exercise of Right”). This period includes both the respective start and end dates.

Reimbursement Amount. Dissenting Shareholders who exercise the Right of Withdrawal will receive, as reimbursement amount, the amount of BRL48.5179 per PNA Share, calculated based on art. 45 of the Brazilian Corporate Law, which corresponds to the book value per share of the Company, based on the shareholders' equity contained in the Company's Financial Statements dated December 31, 2021, approved at the Company's Annual General Meeting held on April 22, 2022, as detailed in the Management Proposal previously made available to shareholders for the purposes of the 185th AGE (“Reimbursement Amount”).

Additionally, under the terms of article 45, § 2, of the Brazilian Corporations Act, Dissenting Shareholders will be permitted to request a special balance sheet in order to determine a new reimbursement amount ("Special Balance Sheet" and "Alternative Reimbursement Amount", respectively). The Special Balance Sheet may be requested from the Company by any Dissenting Shareholder that has exercised the Right of Withdrawal under the terms set forth in this Notice. If there is a request to draw up a Special Balance Sheet, the Dissenting Shareholder will receive, on the Date of Payment of the Reimbursement Amount to the Dissenting Shareholders who did not request the drawing up of the Special Balance Sheet, 80% of the reimbursement amount calculated based on the Reimbursement Amount, being the remaining balance of the Alternative Reimbursement Amount, if any, paid within a period of 120 days from the date of the 185th AGE. It should be noted that the Alternative Reimbursement Amount will prevail for the Dissenting Shareholder who requests the Special Balance Sheet, even if the Alternative Reimbursement Amount is lower than the Reimbursement Amount originally foreseen.

Requests for the drawing up of a Special Balance Sheet on the part of a Dissenting Shareholder will provided on an individual basis in a manner that such requests will neither benefit nor harm another shareholder that has not expressly requested the drawing up of the Special Balance Sheet. The request for drawing up the Special Balance Sheet must be received by the Company together with the manifestation of exercise of the Right of Withdrawal and must be submitted by contacting the Company's Investor Relations Superintendence, in the same way indicated in the item "Procedure for Exercising the Shareholders’ Right of Withdrawal,” below.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Procedure for Exercising the Shareholders’ Right of Withdrawal.

Shares held in custody with the Bookkeeping Agent

Dissenting Shareholders holding PNA Shares that are in custody directly at Banco Bradesco S.A., acting in the capacity of bookkeeping institution for the shares (“the Bookkeeping Agent”) and that wish to exercise the Right of Withdrawal must go to any Bradesco branch and request the management team to exercise the withdrawal. The withdrawal exercise will be restricted to face-to-face service in the branch network. In case of doubts, the shareholder may contact the Call Center by calling 0800-701-1616 (Monday to Friday during business hours), or by e-mail: dac.acecustodia@bradesco.com.br; and dac.escrituracao@bradesco.com.br.

The exercise of the Right of Withdrawal must be presented in the terms above together with the following documents:

•	Individual Shareholders: (a) photo identification document, (b) a copy of the shareholder’s Individual Taxpayer Identification Number (CPF), (c) proof of residence, and (d) a letter of request signed by the Dissenting Shareholder and authenticated for facsimile at a notary public, requesting that their Right of Withdrawal be exercised, which must contain the shareholder’s personal and banking information in order for reimbursement amount to be paid.

•	Shareholders that are Legal Entities: (a) original version and copy of the organization’s current and consolidated articles of incorporation/organization and minutes for the Ordinary Meeting electing the current board of directors, (b) registration card for the entity’s Corporate Taxpayer Identification Number (CNPJ), (c) identity document with photo, copy of Individual Taxpayer Identification Number (CPF), and proof of residence for the organization’s representatives, and (d) a letter of request signed by the Dissenting Shareholder, with authentication of signature through facsimile, requesting that their shares be withdrawn, which must contain the shareholder’s personal and banking information in order for reimbursement to be paid.

•	Investment Funds: (a) original and a copy of the Fund’s current and consolidated regulations, duly registered with the competent body, (b) original and a copy of the fund’s current and consolidated articles of incorporation/organization and minutes for the Ordinary Meeting electing the current board of directors, the articles of incorporation/organization for the Fund’s administrator and/or manager (depending on the individual authorized to attend and vote at general meetings related to the assets held by the Fund), (c) registration card for the Fund’s Corporate Taxpayer Identification Number (CNPJ) and the administrator and/or manager of the Fund, (d) identity document with photo, copy of Individual Taxpayer Identification Number (CPF), and proof of residence of their representatives, and (e) a letter of request signed by the Dissenting Shareholder and authenticated for facsimile at a notary public, requesting that their Right of Withdrawal be exercised, which must contain the shareholder’s personal and banking information in order for reimbursement amount to be paid.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Dissenting Shareholders that are represented by a proxy shall deliver, in addition to the above mentioned documents, the respective power of attorney with an authenticated signature, which must have been granted within the last year and contain special powers for the exercise of the Right of Withdrawal and the request for reimbursement.

For PNA Shares held in custody at the Bookkeeping Agent, only manifestations of exercise of the Right of Withdrawal regularly received under the terms above until the closing date of the period for exercising the Right of Withdrawal, indicated above, that is, until March 2, 2023, provided that it is presented together with the above-mentioned documents.

Shares held in custody at B3’s Central Asset Depository

Dissenting Shareholders holding PNA Shares that are held in custody at B3’s Central Asset Depositary and wish to exercise the Right of Withdrawal must express their interest in doing through their respective custody agents, contacting them directly and sufficiently in advance in order for the necessary measures to be taken and the documents necessary for exercise of the Right of Withdrawal to be consulted. In such cases, the deadlines, regulations and operational procedures established by B3 and the custody agent themselves must be observed.

For PNA Shares held in custody at the Central Depository of Assets of B3, only manifestations of exercise of the Right of Withdrawal regularly received by the Central Depositary of Assets of B3 until the closing date of the period for exercising the Right of Withdrawal, indicated above, will be considered, or that is, until March 2, 2023, provided that it is presented together with the documents required by the Central Depository of Assets of B3.

Non-Resident Dissenting Shareholders

Specifically with regards to Dissenting Shareholders that are not residents of Brazil (“Non-Resident Shareholders”), the Company will, in accordance applicable laws, withhold the Income Tax (“IRRF”) levied on any positive difference in the amount to be received as a result of the Right of Withdrawal and the corresponding cost of acquiring the shares held by the Non-Resident Shareholder in question, at the rates of 15% to 22.5%, according to the amount of gain calculated (or 25% in the cases of Non-Resident Shareholders located in countries or territories that do not levy taxes on income or that tax income at a rate lower than 20%, in addition to those countries and territories in which internal legislation that does not allow access to information regarding the corporate structure of legal entities or their ownership, as defined by the tax authorities).

Non-Resident Shareholders will subsequently receive the reimbursement resulting from the exercise of the Right of Withdrawal net of any amount that is to be paid as IRRF (federal income tax). For these purposes, Non-Resident Shareholders must provide the average acquisition cost (inclusive) of the shares issued by the Company directly to the Company by the March 2, 2023, as well as to their respective custody agents, and must send in each case suitable documentation demonstrating the average cost declared by the respective Non-Resident Shareholder, in the following format:

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Name	CPF/CNPJ	Tax domicile	Classification under the terms of CMN Resolution 4,373/14	Number of PNA Shares	Average acquisition cost (in Reals)	Total acquisition cost (quantity X average acquisition cost)
[ ] Yes [ ] No

The information requested above, including a signed copy of the "Letter", as well as any concerns related to the payment referred to in this Notice, must be directed to the Company's Investor Relations Board using the electronic address ombudsman-ri@eletrobras.com, with "[Investor's Name] – Average Acquisition Cost – PNA Right of Withdrawal” written in the email’s subject line. Non-Resident Shareholders and their legal representatives in Brazil will be held responsible for the content of the information sent, who will in turn be liable for any damages and/or inaccuracies and/or misinformation.

In the event that a Non-Resident Shareholder does not provide their respective average acquisition cost, or, at the Company's discretion, does not send the documentation necessary in proving the average cost informed by the March 2, 2023 (inclusive), the Company will consider the acquisition cost of the Non-Resident Shareholder in question to be equal to zero, as authorized under applicable laws.

Incorrect Manifestation of Desire to Exercise Right. If the manifestation of exercise of the Right of Withdrawal does not contain all the documents and information indicated in this Notice to Shareholders and/or is not manifested within the Exercise Period, said incorrect manifestation will not be considered as a valid and effective exercise of the Right of Withdrawal. Withdrawal. In this way, the shareholder holding PNA Shares who makes such an incorrect statement will remain with the ownership of their PNA Shares.

Migration to the Eletrobras shareholder base. All shareholders of Subsidiaries that do not exercise the Right of Withdrawal must contact the same way indicated in the item “Procedure for Exercise of the Right of Withdrawal”, above, to update their registration data for the purpose of receiving the shares issued by the Company that are attributed to them as a result of the share exchange ratio provided for in the documents governing the Merger of Shares, with the consequent migration to the Company's shareholder base, within 365 days from the present date, that is, until February 1, 2024 , including (“Deadline for Updating Data”). It is reiterated, for clarification purposes, that the delivery of shares issued by the Company to the shareholders of each Subsidiary will not be possible without said registration update. The Company emphasizes that the shares issued by the Company that would be attributed to the shareholders of the Subsidiaries that do not carry out the measures listed in the paragraph above within the Data Update Period will be permanently reverted to the benefit of the Company, with no further obligation to deliver them to the shareholders of the Subsidiaries in question after the expiry of said period. It should be noted that the provisions of this paragraph do not apply to Furnas shareholders, as the Company and Furnas have the same Bookkeeping Agent and, therefore, there is no need for Furnas shareholders to update registration data.

Revision of Resolution of Merger of Shares. Pursuant to article 137, paragraph 3, of the Brazilian Corporation Law, the management of the Company and each Subsidiary (as the case may be), within

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

the 10 days following the end of the period for exercising the Right of Withdrawal, call a general meeting to resolve on the proposed reconsideration of the Merger of Shares, if it understands that the payment of the reimbursement value of the shares to the Dissenting Shareholders who exercised the Right of Withdrawal will jeopardize the financial stability of the Company or the respective Subsidiary, as the case may be.

Payment Date. Once the period for the exercise of the Right of Withdrawal has expired and Board of Directors has confirmed that it will move forward with payment of the reimbursement and, consequently, the consummation of the Incorporations of Shares within the period mentioned in the above paragraph, the Company will inform the shareholders of the date the payment of reimbursement of the PNA Shares held by the Dissenting Shareholders, if any, of those who exercised the Right of Withdrawal.

Additional Information. Additional information regarding Incorporations of Share or the Right of Withdrawal may be obtained by shareholders on the Company's website (https://eletrobras.com/) or by contacting the Company's Investor Relations Department at the email address: ombudsman-ri@eletrobras.com.

Rio de Janeiro, January 31, 2023.

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.